

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-Mail
Hojabr Alimi
Chief Executive Officer
Ruthigen, Inc.
2455 Bennett Valley Road, Suite C116
Santa Rosa, CA

> **Re:** **Ruthigen, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2014**
> **File No. 333-190476**

Dear Mr. Alimi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page
Exhibit 5.1

1. You appear to be registering the offer and sale of units consisting of one share of common stock and one Series A warrant. Please revise your fee table and the cover page to your prospectus to clarify that you are registering these units in addition to their component securities. In addition, please file a revised legal opinion that includes an opinion with respect to the units.

Summary Financial Information, page 11

2. Please tell us why you exclude the effect of the January 31, 2014 funding agreement with Oculus and your obligation to repay the amounts disclosed on page 21 from your "as adjusted" presentation. Please reference for us the authoritative literature you rely upon

to support your position. In addition, please revise your footnote (1) disclosure to refer to your unit offering instead of referring to a sale of shares.

Capitalization, page 43

3. Please revise your pro forma as adjusted presentation to give effect to your units offering. Your current discussion refers to a common stock offering without acknowledging the other elements of the units offered for sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Ivan Blumenthal
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
       666 Third Avenue
       New York, NY 10017